March 6, 2025

By EDGAR Submission

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ms. Doris Stacey Gama and Mr. Chris Edwards

Re:	BeiGene, Ltd.
Acceleration Request for Registration Statement on Form S-4
File No. 333-281324

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), BeiGene, Ltd. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 7, 2025, at 4:05 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our outside counsel, Goodwin Procter LLP, by calling Edwin O’Connor at (212) 813-8853. We also respectfully request that a copy of the written order from the U.S. Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Edwin O’Connor, by email to EOConnor@goodwinlaw.com or by facsimile to (212) 937-3476.

If you have any questions regarding this request, please contact Edwin O’Connor of Goodwin Procter LLP at (212) 813-8853.

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Sincerely,
BeiGene, Ltd.

/s/ Chan Lee
Chan Lee
Senior Vice President, General Counsel

Enclosures

cc:	Aaron Rosenberg, Chief Financial Officer, BeiGene, Ltd.
Qing Nian, Head of Legal North America & Corporate, BeiGene, Ltd.
Edwin O’Connor, Goodwin Procter LLP
Marishka DeToy, Goodwin Procter LLP
Folake Ayoola, Goodwin Procter LLP